06008993

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NNUAL AUDITED REPORT
FORM X-17A-5
PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response........ | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-66745 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2005 (MM/DD/YY) AND ENDING 06/30/2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

UPRR SECURITIES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 7TH AVENUE, SUITE 1300
(No. and Street)

| NEW YORK | NEW YORK | 10123 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY LOONEY — 212-971-3333 EXT 32
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO SEIDMAN, LLP
(Name — if individual, state last, first, middle name)

| 330 MADISON AVENUE | NEW YORK | NEW YORK | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

PROCESSED
SEP 15 2006
THOMSON FINANCIAL

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

SEC MAIL PROCESSING
RECEIVED
AUG 29 2006
WASH. D.C. 160 SECTION

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

## OATH OR AFFIRMATION

I, _TIMOTHY LOONEY , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UPRR SECURITIES LLC ,as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Signature

FINANCIAL PRINCIPAL

Title

Notary Public

ROSEMARIE A. KLEIN
Notary Public, State of New Jersey
No. 2209573
Commission Expires 2/5/ 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO

**BDO Seidman, LLP**
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

# Independent Auditors' Report

The Member of
UPRR Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of UPRR Securities, LLC ("Company") (a wholly-owned subsidiary of ACS TradeOne Marketing, Inc.) as of June 30, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of UPRR Securities, LLC (a wholly-owned subsidiary of ACS TradeOne Marketing, Inc.) as of June 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

August 11, 2006

# UPRR Securities, LLC
# (a wholly-owned subsidiary of ACS TradeOne Marketing, Inc.)

## Statement of Financial Condition

| *June 30, 2006* | |
|---|---|
| **Assets** | |
| Cash | **$2,079,907** |
| Cash segregated under Federal and other regulations (Note 2) | **850,000** |
| U.S. Treasury bills | **985,086** |
| Other assets | **156,525** |
| | **$4,071,518** |
| **Liabilities and Member's Equity** | |
| **Liabilities:** | |
| Accrued expenses and other liabilities | **$ 926,786** |
| Due to related party (Note 3) | **373,304** |
| **Total liabilities** | **1,300,090** |
| **Member's equity** | **2,771,428** |
| | **$4,071,518** |

*See accompanying summary of business and significant accounting policies and notes to statement of financial condition.*

# UPRR Securities, LLC
# (a wholly-owned subsidiary of
# ACS TradeOne Marketing, Inc.)

## Summary of Business and Significant Accounting Policies

**Business**

UPRR Securities, LLC ("Company") (a wholly-owned subsidiary of ACS TradeOne Marketing, Inc.) was formed under the laws of the State of Delaware on July 30, 2004 and commenced operations on April 26, 2005. The Company is registered as a broker/dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is engaged in assisting transfer agents or issuers in locating inactive, untendered or lost security holders and encouraging the security holders to exchange or tender their shares.

The Company is a wholly-owned subsidiary of ACS Trade One Marketing, Inc. ("Parent"). These financials should be read in conjunction with those of its Parent.

**Due to Related Party**

The Company entered into a support service agreement with its Parent, whereby the Parent pays for certain expenses incurred by the Company. The amounts are then billed to the Company on a monthly basis. The agreement is further guaranteed by another related party.

**Income Taxes**

The Company is organized and operates as a limited liability company and is not subject to Federal and state income taxes as a separate entity.

There is no provision for Federal or state income taxes presented in the accompanying statement of financial condition since the shareholder is required to report its respective share of income (loss) in its individual income tax return.

## Summary of Business and Significant Accounting Policies

**Use of Estimates**

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition during the reporting period. Actual results could differ from those estimates.

**1. Regulatory Net Capital Requirements**

The Company is subject to the Securities Exchange Commission's ("SEC's") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of June 30, 2006, the Company had regulatory net capital of $2,595,201 and a regulatory net capital requirement of $250,000. The regulatory net capital ratio was .50 to 1 at June 30, 2006.

**2. Funds Segregated Under Federal and Other Regulations**

Cash of $850,000 has been segregated in a special reserve account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

**3. Related Party Transactions**

The Parent provides certain administrative, operating and other services whose costs are allocated to the Company. The Company owed the Parent $373,304 for these services at June 30, 2006.

**4. Lease Commitment**

The Company shares office space as a joint tenant with an affiliate under a sublease agreement with its Parent expiring in 2008. The Company's share of the future minimum annual rental payments approximates:

| *Year ending June 30,* | |
|---|---|
| 2007 | $ 75,000 |
| 2008 | 51,000 |
| | $126,000 |

# UPRR Securities, LLC
# (a wholly-owned subsidiary of
# ACS TradeOne Marketing, Inc.)

## Statement of Financial Condition
June 30, 2006

# UPRR Securities, LLC
# (a wholly-owned subsidiary of ACS TradeOne Marketing, Inc.)

## Contents

# UPRR Securities, LLC
# (a wholly-owned subsidiary of
# ACS TradeOne Marketing, Inc.)

## Report on Internal Control Pursuant to
## Securities and Exchange Commission Rule 17a-5

Year ended June 30, 2006

# UPRR Securities, LLC

## Contents

BDO

**BDO Seidman, LLP**
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

# Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

The Member of
UPRR Securities, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of UPRR Securities, LLC ("Company") (a wholly-owned subsidiary of ACS TradeOne Marketing, Inc.) for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and supplemental schedule and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the N.A.S.D. Regulation, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

August 11, 2006